Michelle Miller	November 30, 2020

Sharon Blume

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:First Foundation Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed March 2, 2020

Form 10-Q for the Quarterly Period Ending September 30, 2020

File No. 001-36461

Dear Ms. Miller; Ms. Blume:

We are providing the following in response to your letter dated November 13, 2020 regarding the above referenced items.

Form 10-K for the fiscal period ending December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Noninterest Income, page 38

1.You disclose that noninterest income for Wealth Management decreased by $1.1 million in 2019 when compared to 2018 due primarily to lower levels, on average, of billable assets under management (AUM) in 2019. However, we note that total AUM increased from $3.9 billion at December 31, 2018 to $4.4 billion at December 31, 2019. Please tell us, and revise your future filings to explain, how an overall increase in AUM in 2019 resulted in lower levels, on average, of billable AUM leading to lower non-interest income.

While the AUM balance was higher at December 31, 2019 than at December 31, 2018, the average billable AUM throughout 2019 was lower than in 2018. The cause for the decrease in 2019 billable AUM compared to 2018 was that AUM terminations were higher in the first six months of 2019 when compared to the first six months of 2018. For future filings we will expand our explanation to describe such anomalies.

2.On page of 27 of the March 31, 2020 10Q, you disclose that the significant decrease in the value of stocks due to the Covid-19 pandemic caused a 12% decrease in AUM in the first quarter of 2020 which will result in reduced revenues in future quarters. In an effort to increase transparency of underlying trends driving noninterest income, the majority of which are asset management fees and represent close to 50% of your net income, please enhance future filings to provide an AUM rollforward by major product, i.e. fixed income, equity. Provide us with a draft of your proposed disclosure.

Following our review of your comments regarding our disclosure on page 27 of the March 31, 2020 10Q we have concluded that going forward we will provide an additional table to increase transparency of the AUM driving noninterest income. See Exhibit A.

Form 10-Q for the quarterly period ending September 30, 2020

Note 1. Basis of Presentation

Recently Adopted Accounting Guidance, page 6

3.You disclose that you adopted ASU 2016-13; Measurement of Credit Losses on Financial Instruments, on January 1, 2020. Please enhance future filings to disclose how the adoption changed your allowance for credit losses methodology and disclose your revised accounting policy. Refer to ASC 326-10-65. Provide us with a draft of your proposed disclosure.

In reviewing your comment and our disclosure as of September 30, 2020 regarding changes to our allowance for credit losses following adoption of ASU 2016-13, we determined that going forward we will provide an additional disclosure to reflect the CECL methodology and accounting policy. See Exhibit B.

Note 2. Fair Value Measurements, page 7

4.We note that through September 30, 2020 you recognized a credit loss provision for your FHLMC beneficial interest securities - interest only strips of $8.1 million which you attribute to a change in the interest rate environment and prepayment speeds. We also note on page 10 that you disclose that the significant assumptions in the valuation of these Level 3 securities as of September 30, 2020 and December 31, 2019 included prepayment rates ranging from 20% to 30% and discount rates ranging from 7.35% to 10%. Please revise your disclosure in future filings to address why these significant unobservable inputs have not changed despite your recognition of a related credit loss provision. Additionally, tell us how your disclosure complies with the requirements of ASC 820-10- 50-2.g. Please provide us with a draft of your proposed disclosure.

In reviewing your comment and our disclosure as of September 30, 2020 regarding the recognition of a credit loss provision for our FHLMC beneficial interest securities, we acknowledge that the statement referring to the significant assumptions in the valuation of these Level 3 securities related to the prepayment rates and discount rates was not clearly stated and we will adjust the disclosure going forward. This would have been better stated as follows: “The significant assumptions in the valuation of these Level 3 securities as of September 30, 2020 included prepayment rates ranging from 20% to 30% and discount rates ranging from 7.35% to 10%, while as of December 31, 2019 the significant assumptions included prepayment rates ranging from 15% to 25% and discount rates ranging from 6.6% to 10%”.

See Exhibit C for a draft of our additional disclosure that better complies with the requirements of ASC 820-10-50-2-g.

Note 5. Allowance for Credit Losses, page 16

5.You disclose that you adopted ASU 2016-13; Financial Instruments – Credit Losses on January 1, 2020 using the modified retrospective application and that there was not any cumulative effect adjustment upon adoption. Please address the following:

•

In the rollforward of your allowance for credit losses, you disclose a provision benefit of $4.2 million for the nine months ended September 30, 2020 for adoption of ASC 326. Tell us when and how the benefit was recognized in the financial statements;

According to the ASU 2016-13, instruments that were previously accounted for as purchased credit impaired (“PCI”) are transitioned to the purchased credit deteriorated (“PCD”) model. In determining the disposition of our purchased assets, we analyzed the outstanding acquired loans on our books, which have a remaining discount of $4.2 million. We determined the associated discount is related to credit impairment as these are loans that were underwritten with different standards from our own. Therefore, the PCD loans were evaluated for impairment using the CECL model in the second quarter and were allocated an appropriate allowance based on that analysis.

•

In the rollforward of your allowance for credit losses, you disclose a (benefit) provision for credit losses of ($3.8) million and $8.2 million for the three and nine months ended September 30, respectively. Tell us how this reconciles to the $1.5 million and $7 million provision for credit losses recognized in the consolidated income statements for the same periods; and

The $1.5 million provision for credit losses recognized in the consolidated income statement for the three months ended September 30, 2020 is net of a ($3.8) million benefit for credit losses related to loans, ($0.3) million benefit for credit losses related to unfunded commitments, and $5.7 million provision for credit losses related to our investments.

The $7 million provision for credit losses recognized in the consolidated income statement for the nine months ended September 30, 2020 is net of a ($0.2) million benefit for credit losses related to loans, ($0.8) million benefit for credit losses related to unfunded commitments, and $8 million provision for credit losses related to our investments.

•

Tell us why the beginning balance of the allowance for credit losses in the June 30, 2020 rollforward is $18.8 million versus an ending balance of $23.0 million as disclosed in your March 31, 2020 10-Q.

The beginning balance in the June 30, 2020 allowance for credit losses rollforward represents the $23 million we disclosed as the ending March 31, 2020 balance, less a ($4.2) million provision benefit we recognized with the adoption of ASC 326 as part of the PCI transition discussed in response to the earlier question.

Please contact me if you have any questions regarding the responses we provided. I can be reached at (949) 202-4164, or kthompson@ff-inc.com.

Sincerely,

By:	/s/ KEVIN L. THOMPSON Name: Kevin L. Thompson Title: Chief Financial Officer

Exhibit A

The following disclosure will be added to Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Noninterest Income, on a year to date basis:

The following table summarizes the activity in our AUM for the periods indicated:

		Existing account
	Beginning	Additions/	New
(dollars in thousands)	Balance	Withdrawals	Accounts	Terminations	Performance	Ending balance
Year Ended December 31, 2019:
Fixed Income	$1,621,466	$—	$—	$—	$—	$1,621,466
Equities	2,135,546	—	—	—	—	2,135,546
Cash and other	177,688	—	—	—	—	177,688
Total	$3,934,700	$—	$—	$—	$—	$3,934,700

		Existing account
	Beginning	Additions/	New
(dollars in thousands)	Balance	Withdrawals	Accounts	Terminations	Performance	Ending balance
Year Ended December 31, 2018:
Fixed Income	$1,678,617	$—	$—	$—	$—	$1,678,617
Equities	2,394,578	—	—	—	—	2,394,578
Cash and other	222,882	—	—	—	—	222,882
Total	$4,296,077	$—	$—	$—	$—	$4,296,077

Exhibit B

The following disclosure will be added to Note 1. Basis of Presentation, Recently Adopted Accounting Guidance:

The Bank’s CECL methodology for the pooled loans component includes both quantitative and qualitative loss factors which are applied to the population of loans and leases. The quantitative CECL models estimate pool-specific probability of default (“PD”) and loss given default (“LGD”) under different economic scenarios and apply these to the expected exposure at default (“EAD”) over the contractual life of loans and leases. The qualitative component reflects management’s loss factor estimates and gives consideration to internal and external factors to supplement the models’ quantitative analytics.

Consistent with the quantitative models used by the Bank, the loan portfolio has been divided into four broader segments: Multifamily and Commercial Real Estate (“CRE”) Non-Owner Occupied; Single Family Residential (including Home Equity Lines of Credit and second trust deeds); Commercial Loans; and, Public (Municipal) Finance. Within the four segments, we have identified a total of 19 separate loan pools. Of the 19 loan pools, 15 are run through the appropriate quantitative model to estimate PDs and LGDs during the reasonable and supportable period using loan-level econometric regression models that correlate macroeconomic factors, local and institution specific factors along with historical performance, as applicable. Loan payments used in the models reflect those set forth under the loan agreement. Regarding prepayment assumptions, the Bank relies on historical prepayments for the prior three years, normalized to exclude the impact of loan sales, for the Multifamily and CRE portfolios. For the single family portfolio, the Bank relies on the model’s historical curve.

For purposes of computing the allowance for credit losses (“ACL”), the Bank relies on Moody’s economic projections. Management has determined that the reasonable and supportable forecast period using these projections is four years. At the end of the four-year period, the quantitative model reverts to the Bank’s historical loss rates for those loans with maturities beyond the four-year period (generally, residential and commercial real estate loans). These economic scenarios are updated monthly and give consideration to trends in several significant economic statistics including: gross domestic product (“GDP”); employment/unemployment rate; home starts and sales; fed funds rate and treasury yields; and, consumer price. The Bank generally runs a baseline scenario and upside (10th percentile) and downside (90th percentile) scenarios to benchmark the ACL.

The remaining pools are not run through the models; rather, the Bank calculates the quantitative reserve based on historical loss factors or, if there is no historical loss available, based on peer group historical losses. These pools are deemed to be homogeneous as the loans share similar credit risk features and generally represent a small percentage of the total loan portfolio. No allocation is made for the SBA Paycheck Protection Program (“PPP”) loans since they are fully guaranteed by the government.

The allowance for unfunded commitments is calculated based mostly on the loss rates calculated by the models for the type of loan and collateral. The allowance calculation considers a drawdown probability applied to the available balance for loan category based on the utilization rate for the prior year.

The Bank evaluates impaired loans individually. The evaluation is based on a discounted cash flow analysis if the loan is not collateral dependent or fair value if the loan is deemed to be collateral dependent.

Exhibit C

The following disclosure will be added to Note 2. Fair Value Measurements:

The following table presents information about the quantitative inputs and assumptions used to determine the fair values provided by our third party pricing service for our level 3 Interest Only (I/O) strip securities available-for-sale, and measured at fair value on a recurring basis as of the date indicated:

		Weighted
	Range of	Average
Unobservable Inputs:	Inputs	Input
Voluntary annual conditional repayment rate	20.0% - 30.0%	21.98%
Involuntary annual conditional default rate	0.20% - 0.20%	0.20%
Loss severity rate	33.0% - 33.0%	33.00%
Discount rates	7.35% - 10.00%	7.38%